OPTION AGREEMENT TO PURCHASE ASSETS

THIS OPTION AGREEMENT (the “Agreement”) made and entered into this 11th day of July 2019, by and between James Henry, Seller, hereinafter referred to as “Seller”) and First Jersey Cannabis Corporation, hereafter referred to a “Buyer.”

WHEREAS, Seller is the owner of certain assets being, lying and situated in Clarion County, Porter Township, in the Commonwealth of Pennsylvania, herein referred as (“Assets”). The Assets List represents the assets Buyer is acquiring from Seller.  Attached as EXHIBIT A.

WHEREAS, Buyer desires to procure an option to the assets as defined by the Assets List, upon the terms the terms and provisions as hereinafter set forth:

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the parties hereto and for the mutual covenants contained herein, the Seller and Buyer hereby agree as followed:

1.DEFINITIONS:

For the purpose of this Agreement, the following terms shall have the following meanings; (a) “Execution Date” shall mean the day upon which the last party to this Agreement shall duly execute this Agreement, (b) “Option Term” shall mean that per above, the date of sending of said notice shall be the Option Exercise Date. In the event, the Buyer does not exercise its exclusive right to purchase the Assets granted by the Option during the Option Term, and this Agreement shall become absolutely null and void and neither party hereto shall have any other liability, obligations or duty herein under or pursuant to this Agreement., (c) “Effective Time” shall mean this Agreement shall be effective when the Buyer files a formal registration statement with the Securities and Exchange Commission (SEC) to sell securities or which part of the proceeds indicate at least $400,000 are payable to the Seller and mortgage granted by the Seller of the balance with interest at the rate of 6% for the period of three (3) year notes for the balance, representing $530,000 with  interest and principal amortized monthly.  Buyer must file the formal registration statement with the SEC no later than September 30, 2019 to cause the Agreement to be in full force and effect. Buyer shall supply Seller with all documents confirming such event, including the filed copy of the Offing Circular or Prospectus with the SEC.

2.CONTRACT FOR PURCHASE AND SALE OF ASSETS.

In the event that the Purchase exercise its exclusive Option as provided for in the preceding paragraph, Seller agrees and Purchase agrees to buy the Assets and both parties agree to execute a contract for such purchase and sale of the Assets in accordance with the following terms and conditions: (a) Purchase Price: The purchase price of the Assets shall be the sum of nine hundred and thirty thousand dollars ($930,000).  (b) Closing Date. The closing date shall be on the one hundred fifty (150) days from the Effective Time executed of the Agreement, or at any other date during the Option Term as may be selected by Buyer:

3.MISCELLANEOUS

(a) Execution by the Parties: This Agreement shall not become valid and binding until fully executed by both Buyer and Seller. (b) Notice: All notices, demands and/or consents provide for in this Agreement shall be in writing and shall be delivered to the Parties hereto by hand or by United States Mail with postage pre-paid. Such notice shall be deemed to have been served on the date mailed, postage pre-paid. All such notices and communications shall be addressed to the Seller at 215 Angus Lane, New Bethlehem, PA 16242, and to Buyer at First Jersey Cannabis Corporation, 1030 West White Horse Pike, Egg Harbor City, NJ 08215 or such other address as either may specify to the other in writing. (c) Governance: This Agreed shall be governed by and construed in accordant with the laws of the state of Pennsylvania. (d) Right to Prepaid Note: Buyer shall be entitled to prepaid the three year note at any time without penalty, (e) Right of Assignment: The Buyer has the right and intends to assign the Agreement to a Pennsylvania charted corporation and  file  a 2020 Industrial Hemp Program Permit Application in Pennsylvania on the underlying property as described under Exhibit A.  (f) Successors and Assigns. This Agreement shall apply to, inure to the benefit of and be binding upon and enforceable against the parties hereto and their respective (heirs, successors, and or assigns, to the extent as if specific at length throughout this Agreement. (g) Time. Time is of the essence of this Agreement.  (h) Entire Agreement. This Agreement contains all the terms, promises, covenants, conditions and representations made or entered into by or between Seller and Buyer and supersedes all prior discussions and agreements whether written or oral between Seller and Buyer with respect to the Option and all other matters contained herein and constitutes the sole and entire Agreement between Seller and Buyer with respect thereto. This Agreement may not be modified or amended unless such amendments are set forth in writing and executed by bother Seller and Buyer.

IN WITNESS WHEREOF, the parties hereto caused this Agreement to be executed under proper authority,

As to Seller, this 11th July, 2019.

………………………………………………..

James Henry, Seller

As to Buyer this 11th day of July, 2019

…………………………………………………

First Jersey Cannabis Corporation

Christopher Netelkos, CEO

[Exhibit A follows]

EXHIBIT A

1.Property Description, Allocation and Values.

Four hundred and sixty-five (465) acres* $930,000

Parcel Number 2129 and 1693, tracts 7745 and 6964 per USDA Map. As referenced - tax parcel numbers 24.040.046 and 24.040.042

Under the Option Agreement to Purchase Assets, the Buyer or assignee intends to file for a permit under the Industrial Hemp Program Application to cultivate hemp on a proposition of the designated parcel number as stated above, and register as a producer of hemp food products with PDA’s Bureau of Food Safety.

* Represents contiguous raw land.